SEVEN CANYONS ADVISORS, LLC

1537 Chandler Dr., Salt Lake City, Utah 84111

[May __, 2018]

Mr. Jeremy O. May

President

ALPS Series Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re:	ALPS Series Trust (the “Trust”) – Seven Canyons Strategic Income Fund (the “Strategic Income Fund”) and Seven Canyons World Innovators Fund (the “World Innovators Fund”) (each a “Fund,” together the “Funds”)

Dear Mr. May:

This letter confirms the agreement of Seven Canyons Advisors, LLC (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” that it is entitled to receive from a Fund and to reimburse “Other Expenses” to the extent required.

Strategic Income Fund

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Strategic Income Fund (exclusive of interest, dividend expense on short sales/interest expense, taxes, brokerage commissions, other investment related costs, acquired fund fees and expenses, and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of business) to an annual rate of 0.95% of the Strategic Income Fund’s average daily net assets, through [ ____ ], 2020. The Adviser will reduce the fee payable with respect to the Strategic Income Fund to the extent of such excess and/or shall reimburse the Strategic Income Fund (or class as applicable) by the amount of such excess. If applicable, the waiver or reimbursement shall be allocated to each class of the Strategic Income Fund in the same manner as the underlying expenses or fees were allocated.

World Innovators Fund

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the World Innovators Fund (exclusive of interest, dividend expense on short sales/interest expense, taxes, brokerage commissions, other investment related costs, acquired fund fees and expenses, and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of business) to an annual rate of: 1.75% of the World Innovators Fund Investor Class Shares’ average daily net assets and 1.55% of the World Innovators Fund Institutional Class Shares’ average daily net assets, through [ ____ ], 2020. The Adviser will reduce the fee payable with respect to the World Innovators Fund to the extent of such excess and/or shall reimburse the World Innovators Fund by the amount of such excess.

The Trust shall invoice the Adviser with respect to any such reimbursement amounts owed by the Adviser to the Trust. Any such invoices are payable upon receipt. Invoices should be delivered via email to the Adviser at [ ], or such other email address as the Adviser may instruct the Trust.

The Adviser further agrees that such fee waivers and reimbursements for each Fund are effective as of [May __, 2018], and shall continue at least through [ ____ ], 2020.

The Adviser will be permitted to recover with respect to a Fund, on a class-by-class basis, fees waived and expenses paid only to the extent that such repayment would not cause such Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the lesser of (i) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were limited, or (ii) the contractual expense limitation amount that is in effect at the time of recoupment. Notwithstanding the foregoing, a Fund will not be obligated to pay any such reduced fees and expenses more than three years after the date on which the fee and expense was reduced.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of the Trust.

SEVEN CANYONS ADVISORS, LLC

By:
Name:
Title:

Your signature below acknowledges acceptance of this letter agreement:

ALPS SERIES TRUST

By:
Name:	Jeremy O. May
Title:	President

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